December 9, 2019

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TKK Symphony Acquisition Corporation
Amendment No. 2 to Schedule TO-I filed November 22, 2019 Filed by TKK Symphony Acquisition Corporation File No. 005-90609

Dear Mr. Panos:

We are counsel to TKK Symphony Acquisition Corporation, a Cayman Islands exempted company (“TKK”), and have reviewed the comments of the staff (the “Staff”) set forth in its comment letter of December 4, 2019 in connection with the above-captioned filing. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of TKK. Capitalized terms not defined in this letter have the same meanings as in the Offer to Purchase filed as an exhibit to the Schedule TO-I.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Glory Star Group, page 124

1.	We note your response to prior comment number 9. Please tell us whether management uses the number of either daily active users or monthly active users to manage the business. In this regard, we note your disclosure on pages 130-131 that the growth of your live shows has attracted numerous active users to provide a platform for more advertisers.

Response: In response to Staff’s comments, the disclosure of key metrics that Glory Star’s management uses to manage its business to include daily active users has been expanded, as provided below. We further advise the Staff that we have been informed that while Glory Star monitors its monthly active users, it is currently using the number of daily active users to manage its operations and growth.

Page 129:

Key Metrics

Glory Star monitors the following key metrics to evaluate the growth of its business, measure the effectiveness of its marketing efforts, identify trends affecting its business, and make strategic decisions:

CHEERS App Downloads. Glory Star defines this metric as the total number of downloads of the CHEERS App as of the end of the period. Because Glory Star has expanded into e-commerce through its CHEERS App, it believes that this is a key metric in understanding the growth in this business. The number of downloads demonstrates whether Glory Star is successful in its marketing efforts in converting viewers of its professionally-produced content on other platforms to the CHEERS App. Glory Star views the number of downloads at the end of a given period as a key indicator of the attractiveness and usability of its CHEERS App and the increased traffic to its e-Mall platform. As of June 30, 2018 and 2019, downloads of the CHEERS App exceeded 8.55 million and 35.5 million, respectively. As of August 31, 2019 and October 31, 2019, the cumulative number of downloads of the CHEERS App exceeded 55 million and 72 million, respectively. Glory Star believes that this increase in downloads demonstrate the success it has in converting viewers of its content to the CHEERS App.

Gross Merchandise Value (GMV). Glory Star defines gross merchandise value, or GMV, as the volume of merchandise sold through its CHEERS App at the end of the period. As Glory Star grows its e-Mall platform, it is important to monitor the volume of merchandise that it has sold through the e-Mall. By keeping track of the GMV, it allows Glory Star to determine the attractiveness of its CHEERS App platform to its merchants and users. As of June 30, 2019, Glory Star Group’s e-Mall has sold over 3,000 Stock Keeping Units (“SKUs”), recording over RMB6.73 million (US$0.96 million) in the volume of merchandise sold through its CHEERS App - gross merchandise value (“GMV”), which represents approximately RMB0.29 million (US$0.04 million) in revenues, achieving an impressive monthly GMV of RMB3.5 million (US$0.5 million) in June 2019, up from only RMB1.3 million (US$0.2 million) in April 2019. As of October 31, 2019, Glory Star Group’s e-Mall has recording over RMB 65.2 million (US$ 9.3 million) in GMV. Glory Star believes that growth in the GMV will be driven significantly by Glory Star’s ability to attract and retain users to the CHEERS App through its professionally-produced content and to further enhance its product offerings.

Daily Active Users (DAUs). Glory Star defines daily active users, or DAUs, as an user who has logged in or access Glory Star’s online video content and/or its e-commerce platform using the CHEERS App, whether on a mobile phone or tablet. Glory Star calculates DAUs using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts. DAU is a tool that management uses to manage its operations. In particular, management sets daily targets of DAUs and monitors the DAUs to see whether to make adjustments as to its promotional activities, advertising campaign, and/or online video contents. On average during the months of June 2018 and 2019, the DAU were 0.42 million and 1.1 million, respectively. The DAU were 3.5 million on average for the month of October 2019.

Notes to Consolidated Financial Statements, page F-38

2.	In regard to your response to our comment three, tell us how you determined that your "net restricted net assets were 4.2 percent of the consolidated equity as of December 31, 2018." Tell us how you considered your statements to comments two and ten where you state, "Glory Star is a holding company with no material operations of its own. Glory Star conducts its operations primarily through its subsidiaries and VIEs in China. As a result, Glory Star’s ability to pay dividends depends upon dividends paid by Glory Star’s wholly-owned subsidiaries. In addition, Glory Star’s WFOE is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations… Remittance of dividends by a wholly foreign- owned company out of China is subject to examination by the banks designated by the SAFE." Furthermore, tell us how you considered your new disclosure noted in your response to comment one where you state, “we need to obtain SAFE approval to use cash generated from the operations of the WFOE and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, if any, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.”

Response: In response to the Staff’s comment, we have been advised that the paid-in capital, additional paid-in capital and statutory reserve of Glory Star's PRC subsidiary, the VIEs and the VIEs' subsidiaries were in the amount of $1.01 million, which is equal to 4.2 percent of the consolidated equity of $24.05 million as of December 31, 2018.

In addition, we have been informed that Glory Star believes that its statements in response to the Staff’s prior comments 2 and 10 are consistent with how Glory Star performed its test on the restricted net assets in accordance with Regulation S-X Rules 5-04 and 12-04. According to PRC Laws, there is no permit or approval required for a wholly foreign-owned company to make profit distributions (dividends), as one of the payments of current account items, to its offshore shareholders. When conducting outward remittance of dividends by a wholly foreign-owned company out of China, the bank designated by the SAFE will review the materials provided, such as the profit distribution resolution and original of tax filing form, in order to verify whether such remittance complies with the requirement of PRC Laws that wholly foreign-owned company may remit dividends to its offshore shareholders after making up the losses in previous accounting years and making apportionment to certain statutory reserves. In this respect, the bank will not limit WFOE’s ability to make dividends payments to its offshore shareholder as long as such outward remittance of dividends is genuine and compliant with PRC Laws.

In connection with the statement in response to Staff’s prior comment 1, we have been informed that the statement “we need to obtain SAFE approval to use cash generated from the operations of the WFOE and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, if any, or to make other capital expenditure payments outside China in a currency other than Renminbi” is related to the limitation of the WFOE’s and/or VIEs’ ability to convert Renminbi into foreign currency for remittance out of China in the case of borrowing and paying off debts or making loans owed to offshore entities and make other capital expenditure payments and not with regards to the making of dividend payments to Glory Star. Specifically, as stated in that risk factor, “under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of the WFOE may be used to pay dividends to Glory Star.”

We were informed by Glory Star that it has no debt outside of China and does not have any plans and/or commitments to make other capital expenditure payments outside of China.

2. Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-44

3.	We note your response to prior comment 13. Please clarify the measure of progress used to recognize copyright revenue associated with content that you co-produce with others. For example, it is unclear if you recognize over time based upon the number of views and unit price per view, based upon an allocation of transaction price as each episode is delivered or some other method. Please refer to ASC 606-10-25-31 through 25-34 and 606-10-50-18.

Response: In response to the Staff’s comment, we advise the Staff that Glory Star recognizes copyright revenue associated with content that Glory Star co-produces with others over time based upon the number and the unit price of valid subsequent views occurs on a broadcast platform.

General

4.	We note your response to prior comment 17. In order to provide context to your claims that you “operate a leading mobile and online advertising, digital media, and entertainment business in China” and that you have a “leading market position” please provide quantitative disclosure, such as market size and your market share, with respect to each of your business lines.

Response: The disclosures throughout the Offer to Purchase have been revised to substitute references to “a leading mobile and online advertising, digital media and entertainment business in China” with “an award winning mobile and online advertising, digital media and entertainment business in China” to reflect the awards that Glory Star has received, as noted in our prior response to the Staff comments. In addition, we have deleted reference to “leading market position” in the Offer to Purchase.

5.	As represented in the correspondence dated November 8, 2019, and submitted electronically on EDGAR by TKK on the same date, please confirm that the Exhibit Index to Schedule TO will be amended to explicitly include the periodic reports which have been incorporated by reference by TKK in response to Item 10 of Schedule TO.

Response: The Exhibit Index to Schedule TO has been amended to include the periodic reports which have been incorporated by reference by TKK in response to Item 10 of Schedule TO.

We appreciate the Staff comments, and would be pleased to answer any further questions the Staff may have.

Sincerely,

/s/ Jeffrey W. Rubin
Jeffrey W. Rubin

cc: Sing Wang

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